EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-202081) on Form S-8 of Pathfinder Bancorp, Inc. of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of Pathfinder Bank 401(K) Savings Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the years then ended, and the related Schedule of Assets (Held at End of Year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of Pathfinder Bank 401(K) Savings Plan.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP
Syracuse, New York
June 24, 2016